                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             INFERENCE CORPORATION
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            (Exact Name of Registrant as Specified in Its Charter)


             DELAWARE                                         95-3436352
-------------------------------                         -----------------------
(State of Incorporation                                      (I.R.S. Employer
    or Organization)                                       Identification No.)


        100 ROWLAND WAY
      NOVATO, CALIFORNIA                                          94945
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(Address of principal executive offices)                       (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:



                                      NONE



Securities to be registered pursuant to Section 12(g) of the Act:


                        PREFERRED STOCK PURCHASE RIGHTS
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                                (Title of Class)










_______________________________________
The total number of pages is 83.
The Exhibit Index is located on page 6.
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On November 25, 1996, the Board of Directors of Inference Corporation (the "COMPANY") declared a distribution of one Right for each outstanding share of common stock (the "COMMON SHARES") of the Company. The distribution is to be made as of December 10, 1996 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company, initially, one one-hundredth of a share of Junior Participating Preferred Stock ("PREFERRED SHARES") at a price of $40.00 (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Harris Trust Company of California, as Rights Agent (the "RIGHTS AGREEMENT").

     Preferred Shares purchasable upon exercise of the Rights will be entitled to dividends of 100 times the dividends, per share, declared on the Common Shares and in the event of liquidation will be entitled to a minimum preferential liquidating distribution of $l00 per share and an aggregate liquidating distribution, per share, of 100 times the distribution made per Common Share. The Preferred Shares will vote together with the Common Shares and in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.

     Because of the Preferred Shares' dividend and liquidation rights, the value when issued of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 20% or more of the Company's general voting power other than pursuant to a Qualified Offer (as defined below), the date of such public announcement being called the "STOCK ACQUISITION DATE," or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company's general voting power (the date of such earlier occurrence being called the "DISTRIBUTION DATE"), the Rights will be evidenced by the certificates representing the Common Shares and will be transferred with and only with the Common Shares. New Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any certificate for Common Shares, even

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without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHTS CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on the tenth anniversary of the Record Date (the "FINAL EXPIRATION DATE"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

     The Purchase Price payable, the number of shares or other securities or property issuable upon exercise of the Rights, and the number of outstanding Rights, are subject to adjustment from time to time to prevent dilution.

     A "QUALIFIED OFFER" is a tender offer or exchange offer for all outstanding Common Shares which is determined by the non-affiliated continuing directors to be fair to and otherwise in the best interests of the Company and its stockholders.

     In the event that any person becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will not be entitled to the benefit of such adjustment) will thereafter have the right to receive upon exercise that number of Common Shares or Common Share equivalents having a market value of two times the exercise price of the Right.

     In the event that, at any time after an Acquiring Person has become such, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after an Acquiring Person has become such, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

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

     Up to and including the tenth business day after a Stock Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "REDEMPTION PRICE"). Immediately upon any redemption of the Rights, the right to exercise them will terminate and the only right of the holders will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights at any time prior to the Distribution Date. Thereafter, the Rights may be amended to make changes which do not adversely affect the interests of the holders of the Rights, or which shorten or lengthen time periods, subject to certain limitations set forth in the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company.

     A copy of the Rights Agreement has been filed as Exhibit 2 to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


ITEM 2.  EXHIBITS.

1.   Form of Right Certificate.

2. Rights Agreement, dated as of November 25, 1996, between Inference Corporation and Harris Trust Company of California, as Rights Agent.

3.   Form of letter to be sent to stockholders of Inference Corporation.

4.   Form of Certificate of Designations of Junior Participating Preferred
     Stock.

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    INFERENCE CORPORATION



Date:  November 27, 1996            By: /s/ WILLIAM D. GRIFFIN
                                    ---------------------------------------
                                    Name:  William D. Griffin
                                    Title: Senior Vice President and Chief
                                           Financial Officer


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                                 EXHIBIT INDEX

                                                                       SEQUENTIAL
EXHIBIT NO.                         NAME OF ITEM                        PAGE NO.
-----------                         -------------                      ----------
     1.                      Form of Right Certificate                     7 - 12

     2.                      Rights Agreement, dated as of                13 - 73
                             November 25, 1996, between
                             Inference Corporation and Harris
                             Trust Company of California, as
                             Rights Agent.

     3.                      Form of letter to be sent to                 74 - 76
                             stockholders of Inference Corporation

     4.                      Form of Certificate of Designations          77 - 83
                             of Junior Participating Preferred Stock.


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